Prospectus Supplement filed pursuant to Rule 424(b)(3)
in connection with Registration Statement No. 333-108380

VCampus Corporation
Prospectus Supplement No. 1 dated April 2, 2004
(To Prospectus dated December 31, 2003)

4,817,230 shares of common stock

        This Prospectus Supplement supplements information contained in that certain Prospectus, dated December 31, 2003, as amended or supplemented, relating to the offer and sale by certain Selling Stockholders of up to 4,817,230 shares of common stock of VCampus Corporation. This Prospectus Supplement is not complete without, and may not be delivered or used except in connection with, the original Prospectus.

        In March 2004, VCampus raised an aggregate of $5,000,000 in gross cash proceeds through the private placement of 20 units, at a purchase price of $200,000 per unit, and Series B senior secured convertible notes in the aggregate principal amount of $1,000,000. Each unit consists of 50,000 shares of common stock (initially priced at $1.63 per share), a Series A senior secured convertible note in the original principal amount of $118,500 and a five-year warrant to purchase 61,350 shares of common stock. We issued an additional $250,000 of Series B senior secured notes in exchange for cancellation of existing short-term indebtedness in that amount. We issued to the Series B noteholders five-year warrants to purchase an aggregate of 383,439 shares of common stock. The initial exercise price for the warrants is $2.386, which is equal to the average closing price of VCampus' common stock for the five trading days prior to the date of the closing. Upon stockholder approval of the private placement, which we plan to solicit at our upcoming annual meeting scheduled for May 2004, the exercise price of the warrants would adjust to $1.63 per share. An additional one-quarter unit was issued to the lead investor's counsel as payment for legal services in connection with the private placement

        Upon approval of the private placement by our stockholders, $18,500 of principal of each of the Series A notes would automatically convert into common stock at $1.63 per share and $100,000, or 50%, in principal of each of the Series B notes would automatically convert into common stock at $1.63 per share. The total principal amount for both Series of notes to be converted into common stock upon approval of the stockholders would be $999,625. Therefore, assuming stockholder approval, a total of $2,650,000 of the placement would be categorized as equity and $2,650,000 as senior debt. The notes mature on April 1, 2009 and bear interest at the rate of 8% per annum payable quarterly in cash or stock (at the conversion price) at VCampus' option for the first year. Principal and interest on the notes are payable in cash over the following four years in quarterly installments. In accordance with Nasdaq rules, the notes do not become convertible into common stock unless and until stockholder approval is obtained. The notes are subject to immediate redemption if stockholder approval is not obtained within 60 days of closing. The warrants are first exercisable commencing on the earlier of six months from the closing date of the private placement or the date on which our stockholders approve the private placement.

        The terms of the financing include a provision that in the event that we do not achieve a certain business milestone by September 30, 2004, and following the date of stockholder approval referenced above, (i) we must issue to each purchaser, for each Unit purchased by such purchaser, an additional 9,058 shares of common stock and an additional 11,113 warrants; and (ii) the conversion price with respect to the notes and the warrant price with respect to the warrants, shall be reset to $1.38 in accordance with the terms of the notes and the warrants. In the event such stockholder approval occurs prior to September 30, 2004 and the milestone is not achieved on or before September 30, 2004, the number of shares issuable upon the mandatory conversion of the notes occurring automatically on the date of stockholder approval shall be adjusted prospectively as of September 30, 2004 to reflect a conversion price of $1.38 (subject to any adjustments required as of the mandatory conversion date) and such additional shares shall be issued to the holders of Series A notes on or before October 10, 2004. Similarly, in the event such stockholder approval occurs prior to September 30, 2004 and the milestone is not achieved on or before September 30, 2004, the number of shares issuable upon the mandatory conversion of the Series B notes shall be adjusted prospectively as of September 30, 2004 to reflect a conversion price of $1.38 and such additional shares shall be issued and delivered to the holders of the Series B notes on or before October 10, 2004. In addition, the terms of the financing include antidilution provisions protecting the investors against any future dilutive issuances.

        In February 2004, Park University notified us that it intends to negotiate with another vendor to provide e-learning services as of May 2004. Accordingly, we do not expect to continue to derive revenues from Park University, our largest customer in 2002 and 2003, beyond that point. Park University represented 36% of our revenues in 2003 and 28% in 2002. In addition to the loss of the revenue from Park University, our ability to compete effectively in the higher education market space could be adversely impacted by the loss of this customer.

        We incurred a net loss attributable to common stockholders of $6,185,877 (or $1.81 per share) in 2003 as compared to a net loss attributable to common stockholders of $7,147,305 (or $4.79 per share) in 2002. Our revenues for the year ended December 31, 2003 were $6,066,035 compared to $5,926,146 for the year ended December 31, 2002.

Investing in our common stock involves a high degree of risks. See "Risk Factors" beginning on page 5 of the original Prospectus.

        Neither the SEC nor any state securities commission has approved or disapproved our securities or determined that this prospectus is truthful or complete. It is illegal for anyone to tell you otherwise.

The date of this Prospectus Supplement is April 2, 2004.